Filed pursuant to Rule 433

Registration No. 333-180288

September 10, 2014

HSBC Holdings plc

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Securities Offered:	$1,500,000,000 5.625% Perpetual Subordinated Contingent Convertible Securities (Callable January 2020 and Every Five Years Thereafter) (the “Securities”)

Sole Structuring Adviser and Book-Running Manager:	HSBC Securities (USA) Inc.

Joint Lead Managers:	Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Danske Markets Inc.

ING Financial Markets LLC

SG Americas Securities, LLC

Co-Managers:	Lloyds Securities Inc.

Mizuho Securities USA Inc.

nabSecurities, LLC

Natixis Securities Americas LLC

SMBC Nikko Securities America, Inc.

UBS Securities LLC

Issuer Ratings:*	Aa3 (negative) (Moody’s) / A+ (negative) (S&P) / AA- (stable) (Fitch)

Expected Issue Ratings:*	Baa3 (Moody’s) / BBB (Fitch)

Pricing Date:	September 10, 2014

Settlement Date:	September 17, 2014 (T+5)

Maturity Date:	Perpetual, with no fixed maturity or fixed redemption date

Form of Offering:	SEC Registered Global

Concurrent Offerings:	HSBC Holdings plc has concurrently sold $2,250,000,000 6.375% Perpetual Subordinated Contingent Convertible Securities (Callable September 2024 and Every Five Years Thereafter) pursuant to the prospectus supplement relating to the Securities.

HSBC Holdings plc has concurrently sold €1,500,000,000 aggregate principal amount of perpetual subordinated contingent convertible securities to be issued under our Programme for Issuance of Perpetual Subordinated Contingent Convertible Securities, which were sold only outside the United States to non-US persons (as defined in Regulation S under the Securities Act (“Regulation S”)) in offshore transactions in reliance on Regulation S.

Selling Restrictions:

The Securities are not intended to be sold and should not be sold to “retail clients” (as defined in the Markets in Financial Instruments Directive 2004/39/EC and/or in the United Kingdom Financial Conduct Authority’s Conduct of Business Sourcebook (“COBS”), in each case, as amended from time to time) other than, where the limited exemptions permitted by COBS 4.14.2 apply. By making or accepting an offer to purchase any Securities from HSBC Holdings or any underwriter, each prospective investor represents, warrants and undertakes to HSBC Holdings and each of the relevant underwriters that (a) it is not a retail client (as described above) other than a retail client falling within the exceptions in section 4.14.2 of COBS; and (b) it will not sell or offer the Securities to retail clients (as described above) or do anything (including the distribution of this prospectus supplement or the accompanying prospectus) that would or might (i) result in the buying of the Securities or the holding of a beneficial interest in the Securities by a retail client, in each case other than as permitted by COBS; or (ii) result in a breach by us, the underwriters or any other person of COBS. References to COBS in this paragraph will be deemed to include the amendments to COBS as contemplated by the Temporary Marketing Restriction (Contingent Convertible Securities) Instrument 2014 as if such instrument, which will come into force on October 1, 2014 was currently in force.

Transaction Details:

Principal Amount:	$1,500,000,000

Benchmark Treasury:	UST 1- 5⁄8% due August 2019

Spread to Benchmark:	385.2 bps

Re-offer Yield:	5.627% to first call date

Reference Mid-Market Swap Rate (term to first call date):	2.001%

Spread to Reference Mid-Market Swap Rate:	362.6 bps

Initial Fixed Coupon:	5.625%

Coupon Following any Reset Date:	The sum of 362.6 bps and the applicable Mid-Market Swap Rate (as defined below) on the relevant Reset Determination Date, from (and including) each Reset Date to (but excluding) the immediately following Reset Date.

Issue Price:	100%

Gross Fees:	1.00%

Net Price:	99.00%

Net Proceeds to Issuer:	$1,485,000,000

Interest Payment Dates:	Semi-annual on each January 17 and July 17, commencing January 17, 2015, subject to cancellation or deemed cancellation as described in the prospectus supplement

Reset Date	January 17, 2020 and each fifth anniversary date thereafter

Reset Determination Date	The second business day immediately preceding a Reset Date

Mid-Market Swap Rate

The rate for US dollar swaps with a five-year term commencing on the relevant Reset Date which appears on Bloomberg page “ISDA 01” (or such other page as may replace such page on Bloomberg, or such other page as may be nominated by the person providing or sponsoring the information appearing on such page for purposes of displaying comparable rates) (the “relevant screen page”) as at approximately 11:00 a.m. (New York time) on the relevant Reset Determination Date, all as determined by the calculation agent (the “Mid-Market Swap Rate”).

If no such rate appears on the relevant screen page for such five-year term, then the Mid-Market Swap Rate will be determined through the use of straight-line interpolation by reference to two rates, one of which will be determined in accordance with the above provisions, but as if the relevant Reset Period were the period of time for which rates are available next shorter than the length of the actual Reset Period and the other of which will be determined in accordance with the above provisions, but as if the relevant Reset Period were the period of time for which rates are available next longer than the length of the actual Reset Period.

If on any Reset Determination Date the relevant screen page is not available or the Mid-Market Swap Rate does not appear on the relevant screen page, the calculation agent will request the principal office in New York of four major banks in the swap, money, securities or other market most closely connected with the relevant Mid-Market Swap Rate (as selected by HSBC Holdings on the advice of an investment bank of international repute) (the “Reference Banks”) to provide it with its Mid-Market Swap Rate Quotation (as defined in the prospectus supplement) as at approximately 11:00 a.m. (New York time) on the relevant Reset Determination Date. If two or more of the Reference Banks provide the calculation agent with Mid-Market Swap Rate Quotations, the interest rate for the relevant Reset Period will be the sum of 362.6 bps and the arithmetic mean (rounded, if necessary, to the nearest 0.001% (0.0005% being rounded upwards)) of the relevant Mid-Market Swap Rate Quotations, as determined by the calculation agent. If only one or none of the Reference Banks provides the calculation agent with a Mid-Market Swap Rate Quotation, the interest will be determined to be the rate of interest as at the last preceding Reset Date or, in the case of the initial Reset Determination Date, 5.625%.

Certain Other Terms and Information:

Terms which are defined in “Description of the Securities” included in the preliminary prospectus supplement dated September 2, 2014 relating to the Securities (the “prospectus supplement”) beginning on page S-42 of the prospectus supplement have the same meaning when used in this Pricing Term Sheet.

Discretionary Interest Payments	HSBC Holdings will have sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date.

Restriction on Interest Payments	Except to the extent permitted in the following paragraph in respect of partial interest payments, HSBC Holdings will not make an interest payment on any interest payment date (and such interest payment will therefore be deemed to have been cancelled and thus will not be due and payable on such interest payment date) if:

(a)	HSBC Holdings has an amount of Distributable Items on such interest payment date that is less than the sum of (i) all distributions or interest payments made or declared by HSBC

Holdings since the end of the last financial year and prior to such interest payment date on or in respect of any Parity Securities, the Securities and any Junior Securities and (ii) all distributions or interest payments payable by HSBC Holdings (and not cancelled or deemed to have been cancelled) on such interest payment date on or in respect of any Parity Securities, the Securities and any Junior Securities, in the case of each of (i) and (ii), excluding any payments already accounted for in determining the Distributable Items; or

(b)	the Solvency Condition is not satisfied in respect of such interest payment.

HSBC Holdings may, in its sole discretion, elect to make a partial interest payment on the Securities on any interest payment date, only to the extent that such partial interest payment may be made without breaching the restriction in the preceding paragraph. For the avoidance of doubt, the portion of interest not paid on the relevant interest payment date will be deemed to have been cancelled and thus will not be due and payable on such interest payment date.

“Distributable Items” means the amount of HSBC Holdings’ profits at the end of the last financial year plus any profits brought forward and reserves available for that purpose before distributions to holders of the Securities and any Parity Securities and Junior Securities less any losses brought forward, profits which are non-distributable pursuant to the Companies Act 2006 (UK) (the “Companies Act”) or other provisions of English law from time to time applicable to HSBC Holdings or its Memorandum and Articles of Association (its “Articles of Association”) and sums placed to non-distributable reserves in accordance with the Companies Act or other provisions of English law from time to time applicable to HSBC Holdings or its Articles of Association, those losses and reserves being determined on the basis of HSBC Holdings’ individual accounts and not on the basis of HSBC Holdings’ consolidated accounts.

“Junior Securities” means, in respect of the Securities, (i) any of HSBC Holdings’ ordinary shares or HSBC Holdings’ other securities that rank, or are expressed to rank, junior to the Securities in HSBC Holdings’ winding-up or administration as described in the prospectus supplement under “Description of the Securities—Subordination” and/or (ii) any securities issued by any other member of the HSBC Group where the terms of such securities benefit from a guarantee or support agreement entered into by HSBC Holdings that ranks, or is expressed to rank, junior to the Securities in HSBC Holdings’ winding-up or administration as described in the prospectus supplement under “Description of the Securities—Subordination” and/or (iii) any of HSBC Holdings’ capital instruments that qualify as common equity Tier 1 instruments under the Capital Instruments Regulations.

“Parity Securities” means, (i) the most senior ranking class or classes of preference shares in HSBC Holdings’ capital from time to time and any other of HSBC Holdings’ securities ranking, or expressed to rank, pari passu with the Securities and/or such senior preference shares in HSBC Holdings’ winding-up or administration as described in the prospectus supplement under “Description of the Securities—

Subordination,” and/or (ii) any securities issued by any other member of the HSBC Group where the terms of such securities benefit from a guarantee or support agreement entered into by HSBC Holdings which ranks or is expressed to rank pari passu with the Securities and/or such senior preference shares in HSBC Holdings’ winding-up or administration as described in the prospectus supplement under “Description of the Securities—Subordination.”

“Solvency Condition” means the condition that, other than in the event of HSBC Holdings’ winding-up or administration, as described in the prospectus supplement under “Description of the Securities—Subordination,” or with respect to the payment of the cash proceeds from any Conversion Shares Offer Consideration, as described in the prospectus supplement under “Description of the Securities—Automatic Conversion Upon Capital Adequacy Trigger Event—Conversion Shares Offer,” payments in respect of, or arising from, the Securities will be conditional (x) upon HSBC Holdings being solvent at the time of payment by it, and (y) in that no sum in respect of or arising from the Securities may fall due and be paid except to the extent that HSBC Holdings could make such payment and still be solvent immediately thereafter. For purposes of determining whether the Solvency Condition is met, HSBC Holdings will be considered to be solvent at a particular point in time if (x) it is able to pay its debts owed to Senior Creditors as they fall due and (y) the Balance Sheet Condition has been met.

Agreement to Interest Cancellation:	By its acquisition of the Securities, each securityholder (including each beneficial owner) will acknowledge and agree that:

(a) interest is payable solely at HSBC Holdings’ discretion and no amount of interest will become due and payable in respect of the relevant interest period to the extent that it has been (x) cancelled (in whole or in part) by HSBC Holdings at its sole discretion and/or (y) deemed to have been cancelled (in whole or in part), including as a result of HSBC Holdings having insufficient Distributable Items or failing to satisfy the Solvency Condition; and

(b) a cancellation or deemed cancellation of interest (in each case, in whole or in part) in accordance with the terms of the Indenture and the Securities will not constitute a default in payment or otherwise under the terms of the Indenture or the Securities.

Capital Adequacy Trigger Event:	“Capital Adequacy Trigger Event” will occur if the end-point CET1 Ratio as of any Quarterly Financial Period End Date or Extraordinary Calculation Date, as the case may be, is less than 7.0% on such date.

“end-point CET1 Ratio” means, as at any date, the ratio of CET1 Capital to the Risk Weighted Assets, in each case as of such date, expressed as a percentage.

“CET1 Capital” means, as of any date, the sum, expressed in US dollars, of all amounts that constitute common equity Tier 1 capital of the HSBC Group as of such date, less any deductions from common equity Tier 1 capital required to be made as of such date, in each case as calculated by HSBC Holdings on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRR in accordance with the Relevant Rules applicable to HSBC Holdings as at such date (which calculation will be binding on the trustee, the paying agent and the securityholders). For the purposes of this definition, the term “common equity Tier 1 capital” will have the meaning assigned to such term in CRD IV (as the same may be amended or replaced from time to time) as interpreted and applied in accordance with the Relevant Rules then applicable to the HSBC Group or by the Relevant Regulator.

“Risk Weighted Assets” means, as of any date, the aggregate amount, expressed in US dollars, of the risk weighted assets of the HSBC Group as of such date, as calculated by HSBC Holdings on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRR in accordance with the Relevant Rules applicable to HSBC Holdings as at such date (which calculation will be binding on the trustee, the paying agent and the securityholders). For the purposes of this definition, the term “risk weighted assets” means the risk weighted assets or total risk exposure amount, as calculated by HSBC Holdings in accordance with the Relevant Rules.

“Quarterly Financial Period End Date” means the last day of each fiscal quarter.

“Extraordinary Calculation Date” means any business day (other than a Quarterly Financial Period End Date) on which the end-point CET1 Ratio is calculated upon the instruction of the Relevant Regulator or at HSBC Holdings’ discretion.

Automatic Conversion upon a Capital Adequacy Trigger Event:	If a Capital Adequacy Trigger Event occurs, then an Automatic Conversion will occur without delay (but no later than one month following either (i) the Ordinary Reporting Date, if a Capital Adequacy Trigger Event has occurred as of a Quarterly Financial Period End Date, or (ii) the Extraordinary Calculation Date, if a Capital Adequacy Trigger Event has occurred as of such date), as described in the prospectus supplement under “Description of the Securities—Automatic Conversion Upon Capital Adequacy Trigger Event—Procedure— Automatic Conversion Procedure,” at which point all of HSBC Holdings’ obligations under the Securities will be irrevocably and automatically released in consideration of its issuance of the Conversion Shares to the Conversion Shares Depository (or to the relevant recipient in accordance with the terms of the Securities) on the date on which the Automatic Conversion will take place, or has taken place, as applicable (such date, the “Conversion Date”), and under no circumstances will such released obligations be reinstated.

After a Capital Adequacy Trigger Event, subject to the conditions described in the prospectus supplement under “Description of the Securities—Automatic Conversion Upon Capital Adequacy Trigger Event—Procedure,” HSBC Holdings expects the Conversion Shares Depository to deliver to the securityholders on the Settlement Date either (i) Conversion Shares or (ii) if HSBC Holdings elects, in its sole and absolute discretion, that a Conversion Shares Offer be made, the Conversion Shares Offer Consideration.

The Securities will not be convertible into Conversion Shares at the option of the securityholders at any time.

“Conversion Shares” means HSBC Holdings’ ordinary shares to be issued to the Conversion Shares Depository (or to the relevant recipient in accordance with the terms of the Securities) following an Automatic Conversion, which ordinary shares will be in such number as is determined by dividing the aggregate principal amount of the Securities outstanding immediately prior to the Conversion Date by the Conversion Price rounded down, if necessary, to the nearest whole number of ordinary shares. The “Conversion Price” is fixed initially at $4.35578 and is subject to certain anti-dilution adjustments as described in the prospectus supplement under “Description of the Securities—Anti-dilution—Adjustment of Conversion Price and Conversion Shares Offer Price.” On the issue date, the Conversion Shares Offer Price and the Conversion Price will be equal (based on an exchange rate of £1.00 = $1.61325).

“Conversion Shares Offer” means, HSBC Holdings’ election, at its sole and absolute discretion, that the Conversion Shares Depository make an offer of all or some of the Conversion Shares to all or some of HSBC Holdings’ ordinary shareholders at a cash price per Conversion Share equal to the Conversion Shares Offer Price, subject to the conditions described further in the prospectus supplement under “Description of the Securities—Automatic Conversion Upon Capital Adequacy Trigger Event—Procedure.”

“Conversion Shares Offer Price” is fixed initially at £2.70 and is subject to certain anti-dilution adjustments as described in the prospectus supplement under “Description of the Securities—Anti-dilution—Adjustment of Conversion Price and Conversion Shares Offer Price.” On the issue date, the Conversion Shares Offer Price and the Conversion Price will be equal (based on an exchange rate of £1.00 = $1.61325).

“Conversion Shares Offer Consideration” means in respect of each Security (i) if all the Conversion Shares are sold in the Conversion Shares Offer, the pro rata share of the cash proceeds from such sale attributable to such Security converted from sterling (or any such other currency in which HSBC Holdings’ ordinary shares are denominated) into US dollars at the Prevailing Rate as of the date that is three Depository Business Days prior to the relevant Settlement Date as determined by the Conversion Shares Depository (less the pro rata share of any foreign exchange transaction costs) (the “pro rata cash component”), (ii) if some but not all of the Conversion Shares are sold in the Conversion Shares Offer, (x) the pro rata cash component and (y) the pro rata share of the Conversion Shares not sold pursuant to the Conversion Shares Offer attributable to such Security rounded down to the nearest whole number of Conversion Shares, and (iii) if no Conversion Shares are sold in a Conversion Shares Offer, the relevant Conversion Shares attributable to such Security rounded down to the nearest whole number of Conversion Shares, subject in the case of (i) and (ii)(x) above to deduction from any such cash proceeds of an amount equal to the pro rata share of any stamp duty, stamp duty reserve tax, or any other capital, issue, transfer, registration, financial transaction or documentary tax that may arise or be paid as a consequence of the transfer of any interest in the Conversion Shares to the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities) in order for the

Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities) to conduct the Conversion Shares Offer.

Agreement with respect to a Capital Adequacy Trigger Event:	By its acquisition of the Securities, among other things, each securityholder (including each beneficial owner) will (i) consent to all of the terms and conditions of the Securities, including (x) the occurrence of a Capital Adequacy Trigger Event and any related Automatic Conversion following a Capital Adequacy Trigger Event and (y) the appointment of the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities), the issuance of the Conversion Shares to the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities) and the potential sale of the Conversion Shares pursuant to a Conversion Shares Offer and (iii) agree that effective upon, and following, a Capital Adequacy Trigger Event, other than any amounts payable in the case of HSBC Holdings’ winding-up or the appointment of an administrator for HSBC Holdings’ administration as described in the prospectus supplement, no securityholder will have any rights against HSBC Holdings with respect to repayment of the principal amount of the Securities or payment of interest or any other amount on or in respect of such Securities, in each case that is not due and payable, which liabilities will be automatically released.

Repayment of Principal and Payment of Interest after Exercise of UK Bail-in Power:	No repayment of the principal amount of the Securities or payment of interest on the Securities will become due and payable after the exercise of any UK bail-in power by the relevant UK resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by HSBC Holdings under the laws and regulations of the United Kingdom and the EU applicable to the HSBC Group.

Agreement with Respect to the Exercise of UK Bail-in Power:

By its acquisition of the Securities, each securityholder (including each beneficial owner) will acknowledge, agree to be bound by and consent to the exercise of any UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below) that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Securities and/or (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Securities into shares or other securities or other obligations of HSBC Holdings or another person, including by means of an amendment or modification to the terms of the Indenture or of the Securities to give effect to the exercise by the relevant UK resolution authority of such UK bail-in power. Each securityholder also will acknowledge and agree that the rights of such securityholder are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any UK bail-in power by the relevant UK resolution authority. For the avoidance of doubt, the potential conversion of the Securities into shares, other securities or other obligations in connection with the exercise of any UK bail-in power by the relevant UK resolution authority is separate and distinct from an Automatic Conversion following a Capital Adequacy Trigger Event.

For these purposes, a “UK bail-in power” is any statutory write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of credit institutions, banks, banking companies, investment firms and their parent undertakings incorporated in the United Kingdom in effect and applicable in the United Kingdom to HSBC Holdings or other members of the HSBC Group, including but not limited to the UK Banking Act 2009, as the same may be amended from time to time (whether pursuant to the UK Financial Services (Banking Reform) Act 2013 or otherwise), and any laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of an EU directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions, banks, banking companies, investment firms and their parent undertakings, pursuant to which obligations of a credit institution, bank, banking company, investment firm, its parent undertaking or any of its affiliates can be cancelled, written down and/or converted into shares or other securities or obligations of the obligor or any other person (and a reference to the “relevant UK resolution authority” is to any authority with the ability to exercise a UK bail-in power).

Special Event Redemption:	The Securities may be redeemed in whole (but not in part) at the option of HSBC Holdings upon the occurrence of a Tax Event or a Regulatory Event. In each case, the redemption price will be equal to 100% of the principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption (which interest will exclude any interest that is cancelled or deemed to have been cancelled as described in the prospectus supplement under “Description of the Securities—Interest—Interest Cancellation”).

Optional Redemption:	The Securities will not be redeemable at the option of the securityholders at any time.

The Securities may be redeemed in whole (but not in part) at the option of HSBC Holdings in its sole discretion on any Reset Date at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption (which interest will exclude any interest that is cancelled or deemed to have been cancelled as described in the prospectus supplement under “Description of the Securities—Interest—Interest Cancellation”).

Redemption Conditions:	Any redemption of the Securities is subject to the regulatory approval and other restrictions described in the prospectus supplement under “Description of the Securities—Redemption—Redemption Conditions.”

Subordination:	The Securities will constitute HSBC Holdings’ direct, unsecured and subordinated obligations, ranking equally without any preference among themselves. The Securities will be subordinated to the claims of Senior Creditors.

“Senior Creditors” means HSBC Holdings’ creditors (i) who are unsubordinated creditors; (ii) whose claims are, or are expressed to be,

subordinated to the claims of HSBC Holdings’ unsubordinated creditors but not further or otherwise; or (iii) whose claims are, or are expressed to be, junior to the claims of HSBC Holdings’ other creditors, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the securityholders in a winding-up occurring prior to a Capital Adequacy Trigger Event. For the avoidance of doubt, holders of any of HSBC Holdings’ existing or future Tier 2 capital instruments will be Senior Creditors.

Governing Law:	The Indenture and the Securities will be governed by, and construed in accordance with, the laws of the State of New York, except that (i) the subordination provisions of the Indenture and of the Securities and (ii) the consent to the exercise of any UK bail-in power (but, for the avoidance of doubt, no other provisions of the Securities or the Indenture, including the rights, duties, immunities and indemnities of the trustee thereunder) will be governed by, and construed in accordance with, the laws of England and Wales.

Day Count Convention:	30/360

Minimum Denominations:	$200,000 and integral multiples of $1,000 in excess thereof

Listing:	Application has been made to list the Securities on the Irish Stock Exchange

Paying Agent:	HSBC Bank USA, National Association

Calculation Agent:	HSBC Bank USA, National Association

CUSIP:	404280 AR0

ISIN:	US404280AR04

*	A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.